UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

Commission File Number 001-38209

DESPEGAR.COM, CORP.
(Exact name of registrant as specified in its charter)

British Virgin Islands
(Jurisdiction of incorporation or organization)

Juana Manso 999
Ciudad Autónoma de Buenos Aires, Argentina C1107CBR
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Despegar.com Announces Appointment of Chief Financial Officer

BUENOS AIRES, Argentina--(BUSINESS WIRE)--October 10, 2018--Despegar.com, Corp. (NYSE: DESP), (“Despegar” or the “Company”), the leading online travel company in Latin America, today announced that Mr. Alberto López Gaffney has been appointed Chief Financial Officer (CFO) effective October 29, 2018. Mr. López Gaffney brings extensive financial, operational, and strategic experience to Despegar and succeeds Mike Doyle who became a member of the Board on August 31, 2018. As CFO, Mr. López Gaffney will be responsible for overseeing all of Despegar’s Finance, Accounting, Tax and Treasury operations, ensuring that the finance organization enables the Company to continue expanding, capitalizing on the growing demand for online travel. He will report to Damián Scokin, Chief Executive Officer (CEO).

Commenting on the appointment, Damián Scokin, CEO stated, “Alberto’s solid experience in finance and capital market roles is key as we work to ensure we capture all our growth opportunities. He is joining Despegar at an important time, as we continue to move ahead with implementing our strategic plan. Furthermore, he has a long established and proven track record of consistently delivering results. Alberto’s skills are an exceptional addition to the Company´s talent pool and we look forward to him joining the team. I would also like to thank Bettina Zubin for her significant contributions as interim CFO.”

“I am excited to be joining Despegar at this time as the Company moves ahead in solidifying its leading position in the online travel market”, stated Mr. López Gaffney. “Despegar has built an incredible brand and has delivered solid growth. There are many opportunities that lie ahead for Despegar and I am thrilled to be part of the next phase of that journey.”

Mr. López Gaffney comes to Despegar with over two decades of experience in finance and operations. Prior to joining Despegar, he was Chief Financial Officer of TGLT, a leading real estate company in Argentina. From 2012 through 2017, he was employed at Itaú BBA as Managing Director & Head of Investment Banking for LatAm ex-Brazil. Prior to that, Mr. López Gaffney worked between 1999 and 2012 with Morgan Stanley, in the Mergers & Acquisitions Group and later as Managing Director & Head of Southern Cone. He began his business career as a Business Analyst at McKinsey in 1996. Mr. López Gaffney has an MBA from Harvard University and a Masters in Science in Industrial Engineering from Universidad Católica Argentina.

About Despegar.com

Despegar is the leading online travel company in Latin America. Operating across 20 countries, Despegar provides a broad suite of travel products, including airline tickets, travel packages, hotel bookings and other travel products to over 16 million customers. With a mission to make travel possible, the Company’s one-stop marketplace enables millions of users to find, compare, plan and easily purchase travel services and products. Through Despegar’s websites and leading mobile apps, it offers products from over 250 airlines and more than 300,000 hotels, as well as approximately 900 car rental agencies and approximately 250 destination services suppliers with more than 7,000 activities throughout Latin America. The Company owns and operates two well-recognized brands, Despegar, its global brand, and Decolar, its Brazilian brand. Despegar is traded on the New York Stock Exchange (NYSE: DESP). For more information, please visit www.despegar.com.

CONTACT:
For Despegar.com
Investor Relations
Javier Kelly, (+5411) 5173-3501
Investor Relations
investorelations@despegar.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DESPEGAR.COM, CORP.

By: /s/ Juan Pablo Alvarado
Name: Juan Pablo Alvarado
Title: General Counsel - Secretary

Date: October 10, 2018